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                                                                       EXHIBIT 1

REPORT TO SHAREHOLDERS
3RD QUARTER 2002
(U.S. DOLLARS)

         The third quarter of fiscal 2002, was a very active quarter for International Uranium Corporation ("IUC" or the "Company"). The White Mesa Mill (the "Mill") began processing the Ashland 1 FUSRAP (Formerly Utilized Site Remedial Action Program) material. The Mill has been on stand-by since January 2000. By the end of the quarter the Mill had processed 7,400 tons of Ashland 1 material and as of August 19, 2002 the Mill had processed over 40,000 tons of material. Currently the Mill has additional stockpiles of over 200,000 tons of material, which will be processed during this mill run. The Company is aggressively evaluating and looking for additional feeds, which would lengthen the mill run. To this end, the Company has a contract with Molycorp, Inc. for receipt and processing of approximately 10,000 tons of uranium-bearing material. This material may begin arriving at the Mill in mid-September, pending resolution of a regulatory hearing. In addition to the traditional alternate feed materials, the Company is continuing to evaluate two opportunities that would involve processing tantalum residues to recover tantalum as well as uranium.

         The precious and base metal exploration program initiated in Mongolia, through the Company's Mongolian entity, International Uranium Company (Mongolia) Ltd., continues to gain momentum. A total of 55 exploration license applications have been filed on new target areas, which have been selected based on analysis and interpretation of geologic, metallogenic, geophysical, and satellite imagery data. When final processing of the license applications is complete in the next few months, the Company will be one of the largest exploration land holders in Mongolia.

         Important new ore discoveries are continuing to be reported out of Mongolia, which confirms the country's high exploration favorability. The Company initiated its field campaign in April. Under the direction of Global Mine Discovery Partnership, LLC, geologic mapping and sampling programs are underway. Several highly prospective target areas have been identified, and these are being characterized and evaluated for possible exploration license acquisition.

         The early stage work has identified a number of prospective target areas that warrant follow-up detail mapping, sampling and geophysical surveys. In one target area, a major shear zone hosting mesothermal quartz veins with anomalous gold values has been identified; the zone extends for tens of kilometers and is over 200 meters wide in many locations. Sediment samples with assays as high as 1.6 ppm gold have been recovered; in addition, pathfinder elements, such as arsenic and tin, are present in highly anomalous concentrations. Additional detail work will be conducted in this area. Early stage exploration work has also focused on a target area with a large intrusive system hosting known gold and copper occurrences. The district-size target has very favorable geologic parameters (alteration patterns, pervasive veining, numerous gold placers, widespread gold and copper anomalies, etc). Sampling of specific targets is in progress; initial results from initial rock chip sampling are encouraging with gold assays ranging from hundreds of parts per billion up to 1.7 ppm, numerous copper assays in the range of 1% to 5%, silver assays as high as 300 ppm, and corresponding elevated levels of related metals and pathfinders such as arsenic, barium, lead, zinc, tin, and titanium. Company activity is continuing in this area, and future work may involve acquisition of selected areas of pre-existing licensed property.

         Work plans for the fourth quarter are to visit as many target areas as possible to support the exploration licensing effort. As the field season winds down in the fourth quarter, the volumes of broad regional and specific target data that have been assembled will be evaluated to prioritize future target areas. The Company will also evaluate possible acquisition or joint venture opportunities on properties held by small Mongolian entities that are seeking Western expertise and support.

         Work also continues on the Moab tailings project in the U.S. A study, by the National Academy of Sciences ("NAS"), on the Moab tailings project was completed and released in June. NAS was commissioned by U.S. Congress to study the Moab tailings project with a mandate to evaluate the social and scientific aspects


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that would be relevant to a decision whether to move or to cap-in-place the Moab tailings pile. The study indicated that in the short term, additional work is required at the Moab site in order to make an informed decision. However, the study suggests that relocation of the Moab tailings pile may be the preferred alternative, in the longer term. The recommendations of this study are being considered by the U.S. Department of Energy ("DOE"). The Company, and its teaming partner the Washington Group, continue to remain optimistic on the merits of relocating the Moab tailings pile to the Mill and that our approach will be properly evaluated. However, the timing of the project is uncertain and may be drawn out given the need to satisfy the additional work requirements identified by the NAS.

         IUC recorded a net loss of $1,762,646 ($0.03 per share) for the third quarter of fiscal 2002, and a loss for the first nine months of fiscal 2002 of $4,042,118 ($0.06 per share) as compared with a net loss of $1,274,500 ($0.02 per share) for the third quarter of fiscal 2001 and a loss for the first nine months of fiscal 2001 of $3,020,492 ($0.05 per share). The primary reasons for the larger loss for the second quarter of fiscal 2002 and fiscal year to date, as compared to fiscal 2001, are the restart the Mill, increased insurance costs, the efforts on the Moab tailings project, the initiation of the Mongolian exploration program, the Company's vigorous pursuit of other alternate feed opportunities, and finally the decrease in interest income due to the significant decline in interest rates. The Company's cash and short-term investment position was $12,034,367 as of June 30, 2002, as compared to $14,052,552 at September 30, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion and analysis of the financial condition and results of operations for the Company for the period ended June 30, 2002 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

OVERVIEW

         IUC is incorporated under the Business Corporations Act (Ontario). The Company is primarily engaged in the business of recycling uranium-bearing waste products, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste products. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Mill. The Company also owns several uranium and uranium/vanadium mines and uranium exploration properties that have been shut down pending significant improvement in uranium and vanadium prices. In addition, the Company is engaged in the selling of uranium recovered from these operations in the international nuclear fuel market and also sells vanadium and other metals that can be produced as a co-product with uranium. During this fiscal year, the Company also initiated a gold and base metal exploration program in Mongolia.

REVENUES

         The Company receives a recycling fee for a majority of the alternate feed materials once they are delivered to the Mill. A portion of the fees, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed. In addition to the recycling fees, the Company will retain the uranium recovered from these materials.


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         Revenues for the third quarter and first nine months of fiscal 2002 of
$607,091 and $869,334 respectively, consisted of process milling fees generated under the Company's alternate feed processing agreements. Revenues for the third quarter and first nine months of fiscal 2002 represent an increase of $453,944 and $194,587 as compared to $153,147 and $674,747 for the third quarter and first nine months of fiscal 2001. These increases were due primarily to the commencement of the alternate feed mill run, which began on June 13, 2002. These increases were offset in part by a lower volume of material received at the Mill during the first nine months of fiscal 2002 as compared to the first nine months of fiscal 2001. During the first nine months of fiscal 2002, the Company received 34,514 tons of Ashland 1, Linde and Heritage materials as compared to 72,079 during the first nine months of fiscal 2001. The decrease of 37,565 tons or 52% was due to the completion of the Ashland 1 project and a reduction in government funding for the Linde project.

         Due to the continued weak markets for vanadium, the Company elected not to sell any of its vanadium inventories. The Company continues to hold approximately 424,000 pounds of vanadium, as black flake, that it intends to sell as vanadium prices strengthen, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor. Vanadium prices have improved but continue to be in the lower range of their historical values, and are currently trading in the range of $1.50 to $2.20 per pound V2O5.

COST OF PRODUCTS AND SERVICES SOLD

         Alternate feed processing activities for the third quarter and first nine months of fiscal 2002 consisted primarily of the receipt, sampling and analysis of the Ashland 1, Linde and Heritage materials. In addition, the Mill processed approximately 7,400 tons of Ashland 1 material during June 2002. Process milling expenditures for the third quarter and first nine months of fiscal 2002 of $369,759 and $643,484 respectively, increased $216,612 and $82,975 as compared to $153,147 and $560,509 for the comparable periods in fiscal 2001. These increases were due primarily to the start-up of the Mill.

         In addition to FUSRAP (Formerly Utilized Sites Remedial Action Program) materials, the Company continues to receive deliveries of alternate feeds from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed it will produce uranium from these materials, which will then be sold. These materials will not be processed until the price of uranium strengthens above current levels. As of June 30, 2002, there were approximately 4,700 tons of these materials at the Mill. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to FUSRAP materials.

MILL STAND-BY

         Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. Mill stand-by expenses for the third quarter and first nine months of fiscal 2002 of $914,151 and $2,291,723 respectively, increased $260,534 or 40% and $300,636 or 15% as compared to $653,617 and $1,991,087 for the comparable periods in fiscal 2001. These increases were due to ramping up the number of personnel and additional expenditures preparing for the mill run, which began during June 2002. Mill stand-by expenses were also affected by a write-down of chemical reagents due to the extended duration of mill stand-by of $155,334.


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SELLING, GENERAL AND ADMINISTRATIVE

         Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the third quarter and first nine months of fiscal 2002 were $986,160 and $2,439,789 respectively. This represents an increase of $500,728 or 103% and $867,064 or 55% as compared to expenditure levels of $485,432 and $1,572,725 for the comparable periods in fiscal 2001. These increases resulted primarily from increased expenditures for labor and professional services, insurance, and other related costs associated with the Company's involvement in the Moab tailings project and continuing efforts to expand its alternate feed, uranium-bearing waste recycling business.

EXPLORATION

         During this fiscal year, the Company began a gold and base metal exploration program in Mongolia. To date, activities have included land and data acquisition, geophysical and geochemical analysis and an extensive field program. Exploration expenditures for the third quarter and first nine months of fiscal 2002 were $227,284 and $259,108, respectively.

OTHER INCOME AND EXPENSE

         Net interest and other income for the third quarter and first nine months of fiscal 2002 was $141,479 and $776,744 respectively, as compared to $341,918 and $1,018,928 for the comparable periods in fiscal 2001. The decrease of $242,184 during the comparable nine month periods was primarily the result of a $337,284 gain on the sale of short-term investments offset by a decrease of $583,961 in interest income due to significantly lower interest rates paid on short-term investments and a decrease in average cash balances available for investment.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has a strong cash position. At June 30, 2002, the Company had cash and short-term investments of $12,034,367 as compared to cash and short-term investments of $14,052,552 at September 30, 2001. At June 30, 2002 the Company had a working capital deficit of $3,360,468 as compared to working capital of $5,073,981 at September 30, 2001. The decrease of $8,434,449 in working capital was largely due to the Company's current plan to process its stockpile of alternate feed materials over the next nine to ten months. As a result of this plan, deferred revenue of $16,700,162 was accounted for as a current liability, which results in a working capital deficit. As the material is processed, the deferred revenue will be recorded as revenue, which in turn will assist in the elimination of the Company's working capital deficit and a return to a positive working capital position.

         Net cash used in operating activities was $1,872,905 for the first nine months of fiscal 2002 and consisted primarily of the loss from continuing operations of $4,042,118 and a gain on the sale of short-term investments of $337,284 offset by decreases in trade receivables of $1,217,950 and non-cash items of depreciation and amortization of $607,019. The majority of the decrease in trade receivables was due to the Shaw Group Inc. ("Shaw") completing its acquisition of substantially all of the assets and the assumption of certain liabilities of IT Corporation ("IT'). IT, the prime contractor for the Ashland 1 and Linde projects, filed for protection under Chapter 11 of the United States Bankruptcy Code on January 16, 2002. As part of this acquisition, Shaw has paid all past due amounts.

         Net cash provided by investment activities was $6,805,660 for the nine months ended June 30, 2002 and consisted primarily of proceeds from the sale of short-term investments of $9,688,953 offset by increases in restricted investments of $2,027,443. The majority of the increase in restricted investments was due to the Company depositing an additional $680,000 on December 31, 2001 to secure its reclamation bonds and $1,000,000 to secure the financial surety behind the uranium concentrate sale and put option agreement entered


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into on September 13, 1999. The transaction was accounted for as a deferred credit and the value of the inventory that could be put to the Company upon exercise of the put option was reclassified as an other asset.

         Net cash provided by financing activities for the nine months ended June 30, 2002 totaled $1,638,229 and consisted primarily of an increase in deferred revenues of $1,634,047. Deferred revenues represent processing proceeds received or receivable on delivery of alternate feed materials but in advance of the required processing activity. As the Ashland 1, Linde and Heritage materials are processed over the next nine to ten months, the deferred revenue will be reclassified as revenue. The cost of processing these materials will be recorded as process milling expenditures and the Company's cash position will decrease by the cost of processing.

ENVIRONMENTAL RESPONSIBILITY

         The Company reviews the anticipated costs of decommissioning and reclaiming the Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with the U.S. Nuclear Regulatory Commission. Based on these reviews it was determined that the Company's estimated reclamation obligation of $12,350,157 is currently sufficient to cover these projected future costs. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

         The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents and fixed income securities as collateral against these bonds. At June 30, 2002, the amount of these restricted investments collateralizing the Company's reclamation obligations was $11,552,516. The increase of $1,027,443, as compared to September 30, 2001, was primarily due to accrued interest of $347,443 and the Company depositing an additional $680,000. This brings the collateral to approximately 100% of the bonded amounts as required by the bonding company.

         The Company has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the Mill site. The source and extent of this contamination are currently under investigation, and a corrective action plan, if necessary, is yet to be devised. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RESEARCH AND DEVELOPMENT

         The Company does not have a research and development program per se. Process development efforts expended in connection with the processing of alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

         During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U3O8 and $4.10 per pound of V2O5 in October 1997 to $7.40 per pound of U3O8 and $1.70 per pound of V2O5 at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its mining and exploration activities in 1999, and has shutdown all of its mines and its Mongolian uranium joint venture, pending any significant increases in commodity prices. Also as a result of these market events, the Company marshaled its resources to concentrate its operations on the continuing development of the alternate feed, uranium-bearing waste recycling business. Although uranium prices have increased to $9.85 per pound U3O8 as of August 16, 2002, the vanadium price remains at depressed levels.


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         The Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company. In order to provide additional tailings capacity, the Company will have to repair the existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future. This expenditure for Cell No. 4A will depend on the Company's success in entering into contracts for the processing of additional feed materials.

OUTLOOK FOR 2002

         Historically, the Company's operations were significantly dependent upon uranium and vanadium prices. Due to the low spot price for vanadium and the continued depressed market for uranium, the Company suspended all U.S. mining activities in 1999. The Company intends to keep those properties in a shutdown status indefinitely, pending further improvements in commodity prices, and will continue to evaluate potential options for the sale of its mining properties and mining equipment, as they may arise.

         As a result of this reduction in exploration and mining activities, the Company has focused its resources on the continuing development of the alternate feed, uranium-bearing waste recycling business. While the Company has had some success to date in the development of its alternate feed business, the Company has not to date developed a sufficient backlog of alternate feed material to result in sustained profitable operations for the Company. The Company will continue to pursue opportunities in both the private and government sectors for sources of alternate feeds in an effort to develop this backlog, and also evaluate other opportunities unrelated to its mining and alternate feed activities as they may arise.

         The Company's decision to focus its resources and attention primarily on the development of its alternate feed, uranium-bearing waste recycling business means that the Company is less susceptible to variations in uranium and vanadium market prices. Due to the decision to sell all of the uranium inventory and sales contracts, the Company is relying primarily on revenue from alternate feed processing fees and the uranium produced from these feeds.

         Based on current projections, processing of alternate feed material at the Mill is scheduled to continue into the third quarter of fiscal 2003. The current backlog of material allows for approximately eight additional months of processing. The duration of the mill run will depend in large part on the schedule for deliveries of materials to the Mill under the Company's existing alternate feed contracts.

         The Company has initiated a grass roots exploration program for gold and base metal opportunities in Mongolia. The summer 2002 field campaign of mapping, sampling and analysis of geophysical and satellite imagery data is currently underway.

RISKS AND UNCERTAINTIES

         Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, including the recent Molycorp license amendment, which challenge is currently ongoing, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.



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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

         Risk factors that could affect the Company's future results include, but are not limited to, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.